Sanford C. Bernstein Fund, Inc.
811-05555
Exhibit 77C Matters submitted to a vote of security holders


RESULTS OF STOCKHOLDERS MEETING
(unaudited)

The Annual Meeting of Stockholders of the Sanford C. Bernstein Fund, Inc. (the Fund) was held on November 5, 2010 (the Meeting). At the Meeting, with respect to the election of Directors for the Fund, the required number of outstanding shares was voted in favor of the proposal, and the proposal was approved. A description of the proposal and number of shares voted at the Meetings is as follows:

Proposal: The election of the Directors, each such Director to serve a term of an indefinite duration and until his or her successor is duly elected and qualifies.

			Voted For 		Withheld Authority
Bart Friedman		696,294,775		14,985,092
William Kristol		681,401,755		29,878,112
Dianne Lob		694,593,033		16,686,834
Donald K. Peterson	696,379,567		14,900,300
Thomas B. Stiles II	696,041,312		15,238,555
Rosalie J. Wolf		696,066,120		15,213,747




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